RNS 3rd Quarter Results 3RD QUARTER RESULTS UNILEVER PLC Released 07:00:11 26 October 2023 RNS Number : 3838R Unilever PLC 26 October 2023 Unilever Trading Statement - Third Quarter 2023 Solid Q3 results and action plan to drive growth and unlock potential   Third Quarter 2023 Nine Months 2023 (unaudited) USG Turnover vs 2022 USG Turnover vs 2022 Unilever 5.2% €15.2bn (3.8)% 7.7% €45.8bn 0.4% Beauty & Wellbeing 7.4% €3.1bn (4.9)% 8.5% €9.4bn 3.7% Personal Care 8.0% €3.6bn (2.2)% 9.8% €10.5bn 3.7% Home Care 5.3% €3.1bn (4.1)% 7.3% €9.3bn 0.5% Nutrition 5.6% €3.2bn (2.4)% 8.7% €9.9bn (5.7)% Ice Cream (2.8)% €2.2bn (6.5)% 2.8% €6.7bn 0.7%   Third quarter highlights •      Underlying sales growth of 5.2% with 5.8% price growth and (0.6)% volume decline •      Underlying price growth continues to moderate as inflation eases, with underlying volumes now positive in Beauty & Wellbeing, Personal Care and Home Care •      Turnover decreased (3.8)% to €15.2 billion with (8.0)% from currency and (0.6)% from disposals net of acquisitions •      Our billion+ Euro brands, accounting for 56% of Group turnover, delivered underlying sales growth of 7.2%, with 5.7% price growth and 1.4% volume growth, led by strong performances from Dove, Hellmann's, Rexona and Sunsilk •      Our 2023 outlook remains unchanged with underlying sales growth above 5% and a modest improvement in underlying operating margin •      Today we set out an action plan focused on: faster growth, greater productivity and simplicity, powered by a stronger performance culture. These targeted actions will address the gap between our past performance and potential, delivering improved value creation   Chief Executive Officer statement "Unilever is a company with strong fundamentals: a portfolio of great brands used by 3.4 billion people each day, number one or two category positions across 80% of its turnover, an unrivalled global footprint, and a team of talented people. Despite these strengths, our performance in recent years has not matched our potential. The quality of our growth, productivity and returns have all under-delivered. Today we are setting out our action plan to close this gap. We will drive faster growth by stepping up innovation and investment behind our Power Brands; we will drive simplicity and productivity, leveraging the full strength of our operating model; and we will sharpen our performance culture through strong leadership and stretching goals. I am excited about what we can achieve by delivering on these three priorities, as we focus on unlocking Unilever's full potential in the months and years ahead."   Hein Schumacher   Action Plan Today we set out an action plan to drive growth and unlock potential. Unilever is a company of many strengths, including, its category positions, the strength of its brands, its unmatched geographic reach and talented and passionate people. However, there has been a disconnect between these intrinsic strengths and the quality of our performance. Remedying this underperformance is our top priority and with Unilever's strong fundamentals and the many opportunities across the five Business Groups, we are confident that we can achieve that. Improved performance comes down to three things - delivering higher-quality, faster growth; stepping up productivity and simplicity; and, adopting a stronger performance focus. To address these we have defined a clear action plan that we are focusing the company on.   Faster growth 1.     Focus first on 30 Power Brands - representing 70%+ of turnover 2.     Drive unmissable brand superiority - addressing all elements of consumer preference 3.     Scale multi-year innovation - driving market making and premiumisation 4.     Increase brand investment and returns - focusing investment on areas that drive impact 5.     Selectively optimise the portfolio - no major or transformational acquisitions Productivity & simplicity 6.     Build back Gross Margin - shifting from gross savings to net productivity 7.     Focus our sustainability commitments - driving impact in four priority areas 8.     Drive benefits of the new organisation - ensuring single point accountability Performance Culture 9.     Renewed team - leading the change 10.  Drive and reward outperformance - with a new reward framework We are providing more details on each of these in this morning's CEO update presentation. This action plan leverages Unilever's many capabilities and looks to accelerate areas where we are already making progress. In all areas we are focused on fewer things, done better, with greater impact.  The action plan will strengthen our performance within our multi-year financial framework: •      Underlying sales growth of 3-5% •      Modest margin expansion •      100% cash conversion •      Mid-teens return on invested capital •      EPS growth and an attractive dividend •      Delivering total shareholder returns in the top third of our peer group Appointment of new Chief Financial Officer and other executive leadership changes As announced separately today, Fernando Fernandez has been appointed as Unilever's new Chief Financial Officer.  Fernando, currently President of Unilever's Beauty & Wellbeing Business Group, will replace Graeme Pitkethly, who announced his decision to retire from the company earlier this year. Fernando's appointment is effective from 1 January 2024 and he will join the Board with effect from this date. Unilever today also announced other changes to its Unilever Leadership Executive, as set out in detail in the separate announcement available here: https://www.unilever.com/news/press-and-media/   Outlook Our 2023 guidance remains unchanged. We continue to expect underlying sales growth for the full year to be above 5%, ahead of our multi-year range, with underlying price growth continuing to moderate. Our expectation for net material inflation (NMI) for 2023 remains unchanged at around €2 billion. We are confident in delivering a modest improvement in underlying operating margin for the full year, reflecting higher gross margin and increased investment behind our brands.   Third Quarter Review: Unilever Group   (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €15.2bn 5.2% (0.6)% 5.8% 0.2% (0.8)% (8.0)% (3.8)% Nine Months €45.8bn 7.7% (0.4)% 8.1% 0.6% (2.5)% (4.9)% 0.4%   Performance Underlying sales growth in the quarter was 5.2% with 5.8% from price and (0.6)% from volume. Price continued to moderate as inflation eased. Underlying volumes were positive in Beauty & Wellbeing, Personal Care and Home Care while negative volumes continued in Nutrition and Ice Cream. The percentage of our business winning market share* on a rolling 12 month-basis fell to 38% and remains impacted by significant net SKU reduction, pricing dynamics, and consumer shifts in certain markets. Improving our competitive performance is a key focus of the action plan we have set out today. Beauty and Wellbeing delivered 7.4% underlying sales growth with a balance of price and volume growth, with Prestige Beauty and Health & Wellbeing continuing to grow strongly. Personal Care grew 8.0% with 4.0% from price and 3.9% from volume driven by double-digit growth from Deodorants. Home Care underlying sales were up 5.3% as volume turned positive to 0.4% and price grew 4.8%. Nutrition underlying sales growth was 5.6% with price growth of 9.8% but negative volume of (3.8)% as the European market remained challenging. Ice Cream underlying sales declined (2.8)% with a volume decline of (10.1)%, due to consumer downtrading and unfavourable weather, particularly in Europe. This was partially offset by price growth of 8.2%. Emerging markets grew underlying sales 8.3% with volume growth improving to 2.6% and price growth of 5.6%. Latin America delivered underlying sales growth of 14.0% with volumes improving further at 6.2% growth while price growth slowed to 7.4%. South Asia grew mid-single digit with price growth slowing as we reduced prices in Skin Cleansing and Fabric Cleaning. The Chinese market is recovering more slowly than expected and sales declined mid-single digit in the quarter while South East Asia grew low single-digit. Developed markets grew 0.8%, driven by price growth of 6.3% with a volume decline of (5.2)%. North America and Europe grew low single-digit, driven by price. Pricing remained elevated in Europe with higher exposure to Nutrition and Ice Cream which remain inflationary and are more impacted by consumer downtrading. This resulted in double-digit volume decline in Europe. Turnover declined (3.8)% to €15.2 billion which included a negative currency impact of (8.0)% and (0.6)% from disposals net of acquisitions.   Capital allocation On 18 October 2023 we announced the completion of the fourth and final tranche of our €3 billion share buyback programme. The quarterly interim dividend for the Third Quarter is maintained at €0.4268.  We also announce today that Unilever has entered into an agreement to sell Dollar Shave Club with completion expected before the end of 2023. Unilever will retain a minority shareholding of 35%. *Competitiveness % Business Winning measures the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share   Conference Call Following the release of this trading statement on 26 October 2023 at 7:00 AM (UK time), there will be a webcast at 8:30 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest- results. A replay of the webcast and the slides of the presentation will be made available after the live meeting.   Third Quarter Review: Business Groups   Third Quarter 2023 Nine Months 2023 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Unilever €15.2bn 5.2% (0.6)% 5.8% €45.8bn 7.7% (0.4)% 8.1% Beauty & Wellbeing €3.1bn 7.4% 3.6% 3.6% €9.4bn 8.5% 3.7% 4.6% Personal Care €3.6bn 8.0% 3.9% 4.0% €10.5bn 9.8% 3.4% 6.1% Home Care €3.1bn 5.3% 0.4% 4.8% €9.3bn 7.3% (1.5)% 8.9% Nutrition €3.2bn 5.6% (3.8)% 9.8% €9.9bn 8.7% (2.6)% 11.6% Ice Cream €2.2bn (2.8)% (10.1)% 8.2% €6.7bn 2.8% (6.9)% 10.4% Beauty & Wellbeing  20% of Q3 turnover (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.1bn 7.4% 3.6% 3.6% 0.4% (2.6)% (9.4)% (4.9)% Nine Months €9.4bn 8.5% 3.7% 4.6% 2.5% (1.5)% (5.3)% 3.7% Beauty & Wellbeing delivered another strong performance with underlying sales growth of 7.4%, 3.6% from price and 3.6% from volume. Hair Care grew mid-single digit, mainly through price with strong performances in South Asia and Latin America. Sunsilk grew double-digit helped by a successful relaunch based on a new Activ-infusion formulation with the power of oils, vitamins and proteins. In Japan, we launched the premium Nexxus brand which combines professional salon heritage with molecular protein science. Core Skin Care grew mid-single digit with strong growth from Vaseline. In North Asia, AHC declined double-digit as we continue the channel reset for the brand. Prestige Beauty and Health & Wellbeing continued to grow strongly. In Prestige, growth was driven by Dermalogica, Tatcha and Hourglass where we launched a luxurious skin tint that also boosts hydration. In Health & Wellbeing, Nutrafol grew strongly and Liquid IV continued to perform well with range extensions into sugar-free and kids hydration solutions. Personal Care  24% of Q3 turnover (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.6bn 8.0% 3.9% 4.0% -% (0.9)% (8.6)% (2.2)% Nine Months €10.5bn 9.8% 3.4% 6.1% -% (0.5)% (5.1)% 3.7% Personal Care underlying sales grew 8.0% with price growth of 4.0% and a third consecutive quarter of volume growth, up 3.9%. Deodorants grew double-digit driven by strong performances in Latin America and Europe. Rexona continued its strong growth trajectory building on the success of its 72 hour sweat and odour protection technology and Axe grew well supported by its new fine fragrance collection. Skin Cleansing grew mid-single digit with volumes returning to positive growth. Lux grew strongly and in South- East Asia, we relaunched Lifebuoy based on a new formulation with multivitamins to fight dangerous germs. The Dove Personal Care portfolio delivered double-digit growth driven by a strong deodorants performance. Oral Care grew high single-digit with Pepsodent and Close Up growing double-digit. Home Care 20% of Q3 turnover (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.1bn 5.3% 0.4% 4.8% -% -% (8.9)% (4.1)% Nine Months €9.3bn 7.3% (1.5)% 8.9% -% -% (6.3)% 0.5% Home Care underlying sales grew 5.3%, with a return to positive volumes of 0.4% as price growth moderated to 4.8%. Fabric Cleaning grew mid-single digit driven by Latin America and South-East Asia. In Asia, we relaunched OMO with a formulation that is powered by naturally derived stain removers through our Easylift ™ technology. In Europe, pricing was offset by a volume decline. We introduced the premium OMO ultimate liquids range, delivering our most superior stain removal that attacks the toughest stains while being kinder to the planet. Fabric Enhancers grew mid-single digit driven by price and strong double-digit growth in Turkey. Home & Hygiene grew high single-digit with strong growth from CIF and Domestos as our new power foams, which eliminate germs in hard-to-reach places, performed well. The Air Wellness business declined double-digit as consumer demand remained muted. Nutrition 21% of Q3 turnover (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.2bn 5.6% (3.8)% 9.8% -% (0.3)% (7.3)% (2.4)% Nine Months €9.9bn 8.7% (2.6)% 11.6% -% (9.1)% (4.6)% (5.7)% Nutrition underlying sales grew 5.6%, with 9.8% price growth, offsetting lower volume of (3.8)%, mainly driven by double-digit volume decline in Europe. Scratch Cooking Aids grew high single-digit driven by price and positive volumes. Growth was driven by South East Asia as well as Africa where innovations such as Knorr stock cubes fortified with iodine and zinc help address malnutrition. Dressings grew high single-digit with double-digit price growth. Negative volumes were impacted by challenging market conditions in Europe and lapping a strong comparator in the United States. Hellmann's grew strongly as we continued the roll-out of our vegan and flavoured mayonnaise range while leveraging the "make taste not waste" campaign. Unilever Food Solutions continued to perform well and grew high single-digit with positive volume and price. Ice Cream 15% of Q3 turnover (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €2.2bn (2.8)% (10.1)% 8.2% 1.1% -% (4.8)% (6.5)% Nine Months €6.7bn 2.8% (6.9)% 10.4% 0.4% -% (2.4)% 0.7% Ice Cream underlying sales were down (2.8)%, with price growth of 8.2% and volume decline of (10.1)%. Volumes were impacted by consumers downtrading to value formats and less favourable weather conditions versus last year's summer, particularly in Europe. In-home Ice Cream declined mid-single digit with double-digit volume decline partially offset by price. Our volumes continued to be impacted by lower consumption due to the discretionary nature of the category, with private label gaining share. Out-of-home Ice Cream grew low single-digit with positive price growth partially offset by negative volume. Magnum's Starchaser and Sunlover limited edition innovation continued to perform well and in South-East Asia we launched Wall's bites under the Heart brand, with bite sized portions promoting sharing occasions. Turkey, a large out-of-home Ice Cream market, grew very strongly.   Third Quarter Review: Geographical Areas

Third Quarter 2023 Nine Months 2023 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Unilever €15.2bn 5.2% (0.6)% 5.8% €45.8bn 7.7% (0.4)% 8.1% Asia Pacific Africa €6.6bn 6.1% 1.7% 4.3% €20.1bn 8.1% 1.3% 6.7% The Americas €5.5bn 6.4% 2.2% 4.0% €16.5bn 9.1% 2.0% 7.0% Europe €3.1bn 1.1% (10.7)% 13.2% €9.2bn 4.6% (8.1)% 13.8%   Third Quarter 2023 Nine Months 2023 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Emerging markets €9.0bn 8.3% 2.6% 5.6% €26.8bn 9.8% 1.3% 8.4% Developed markets €6.2bn 0.8% (5.2)% 6.3% €19.0bn 4.8% (2.7)% 7.7% North America €3.2bn 1.7% (0.2)% 1.9% €9.9bn 5.4% 1.2% 4.1% Latin America €2.3bn 14.0% 6.2% 7.4% €6.6bn 15.5% 3.2% 11.9% Asia Pacific Africa 43% of Q3 turnover Underlying sales growth was 6.1% with 4.3% from price and 1.7% from volume. South Asia grew mid-single digit as price growth slowed significantly while volume growth was positive. China declined mid-single digit with the market recovery slower than expected and consumer confidence remaining weak. In South-East Asia, sales in Indonesia was broadly flat. Thailand and the Philippines grew volume and price while Vietnam declined versus a high comparator. Turkey delivered another quarter of broad-based, double-digit growth with positive volume and price in a difficult and hyperinflationary environment. Africa grew double-digit with strong price growth and volume growth turning positive. The Americas 36% of Q3 turnover Underlying sales in North America grew 1.7% with 1.9% from price and (0.2)% from volume. Growth was negatively impacted by Ice Cream which declined high single-digit and we lapped a strong comparator in Dressings. In Beauty & Wellbeing, high single-digit growth was driven by Prestige Beauty and Health & Wellbeing while Personal Care sales were broadly flat. Underlying sales growth in Latin America was 14.0%, balanced between price and volume growth of 7.4% and 6.2% respectively. Brazil grew high single-digit driven by volume with modest price growth. Mexico delivered another quarter of double-digit growth, as did Argentina where market conditions remain extremely difficult. Europe 21% of Q3 turnover Underlying sales growth in Europe was 1.1% with 13.2% price growth and volume decline of (10.7)%. The muted growth was impacted by Ice Cream which declined high single-digit due to adverse weather coupled with lower consumption and private label share gains. All other Business Groups grew underlying sales. Pricing remained elevated across Business Groups with only Personal Care growing volumes. Growth was mixed across the region with Germany and Eastern Europe growing while France declined.   Competition Investigations As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters. Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. At the same time, we are vigorously defending Unilever when we feel that allegations are unwarranted. The Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.   Dividends The Board has declared a quarterly interim dividend for Q3 2023 of £0.3715 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 24 October 2023. The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date: Per Unilever PLC ordinary share (traded on the London Stock Exchange): £0.3715 Per Unilever PLC ordinary share (traded on Euronext in Amsterdam): €0.4268 Per Unilever PLC American Depositary Receipt: US$0.4539 The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 24 October 2023. US dollar cheques for the quarterly interim dividend will be mailed on 08 December 2023 to holders of record at the close of business on 17 November 2023. The quarterly dividend calendar for the remainder of 2023 will be as follows: Announcement Date Ex-Dividend Date Record Date Payment Date Q3 2023 Dividend 26 October 2023 16 November 2023 17 November 2023 08 December 2023   Segment Information - Business Groups   (unaudited) Third Quarter Beauty & Wellbeing Personal Care Home Care Nutrition Ice Cream Total Turnover (€ million) 2022 3,267 3,677 3,216 3,328 2,358 15,846 2023 3,106 3,597 3,084 3,250 2,205 15,242 Change (%) (4.9) (2.2) (4.1) (2.4) (6.5) (3.8) Impact of: Acquisitions (%) 0.4 - - - 1.1 0.2 Disposals (%) (2.6) (0.9) - (0.3) - (0.8) Currency-related items (%), of which: (9.4) (8.6) (8.9) (7.3) (4.8) (8.0) Exchange rates changes (%) (10.6) (10.5) (12.0) (8.9) (9.3) (10.3) Extreme price growth in hyperinflationary markets* 1.4 2.1 3.5 1.8 4.9 2.6 Underlying sales growth (%) 7.4 8.0 5.3 5.6 (2.8) 5.2 Price* (%) 3.6 4.0 4.8 9.8 8.2 5.8 Volume (%) 3.6 3.9 0.4 (3.8) (10.1) (0.6)   Nine Months Beauty & Wellbeing Personal Care Home Care Nutrition Ice Cream Total Turnover (€ million) 2022 9,014 10,142 9,276 10,456 6,685 45,573 2023 9,343 10,515 9,325 9,861 6,733 45,777 Change (%) 3.7 3.7 0.5 (5.7) 0.7 0.4 Impact of: Acquisitions (%) 2.5 - - - 0.4 0.6 Disposals (%) (1.5) (0.5) - (9.1) - (2.5) Currency-related items (%), of which: (5.3) (5.1) (6.3) (4.6) (2.4) (4.9) Exchange rates changes (%) (6.6) (6.8) (9.2) (6.0) (5.4) (6.9) Extreme price growth in hyperinflationary markets* 1.3 1.8 3.1 1.5 3.2 2.1 Underlying sales growth (%) 8.5 9.8 7.3 8.7 2.8 7.7 Price* (%) 4.6 6.1 8.9 11.6 10.4 8.1 Volume (%) 3.7 3.4 (1.5) (2.6) (6.9) (0.4) * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets. Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.   Segment Information - Geographical Areas   (unaudited) Third Quarter Asia Pacific Africa The Americas Europe Total Turnover (€ million) 2022 7,130 5,631 3,085 15,846 2023 6,600 5,525 3,117 15,242 Change (%) (7.4) (1.9) 1.0 (3.8) Impact of: Acquisitions (%) - 0.6 - 0.2 Disposals (%) (0.1) (2.1) (0.1) (0.8) Currency-related items (%), of which: (12.7) (6.4) - (8.0) Exchange rates changes (%) (14.9) (9.9) - (10.3) Extreme price growth in hyperinflationary markets* 2.6 3.9 - 2.6 Underlying sales growth (%) 6.1 6.4 1.1 5.2 Price* (%) 4.3 4.0 13.2 5.8 Volume (%) 1.7 2.2 (10.7) (0.6)   Nine Months Asia Pacific Africa The Americas Europe Total Turnover (€ million) 2022 20,866 15,640 9,067 45,573 2023 20,141 16,467 9,169 45,777 Change (%) (3.5) 5.3 1.1 0.4 Impact of: Acquisitions (%) - 1.5 - 0.6 Disposals (%) (2.4) (2.6) (2.5) (2.5) Currency-related items (%), of which: (8.5) (2.5) (0.8) (4.9) Exchange rates changes (%) (10.4) (5.6) (0.8) (6.9) Extreme price growth in hyperinflationary markets* 2.2 3.3 - 2.1 Underlying sales growth (%) 8.1 9.1 4.6 7.7 Price* (%) 6.7 7.0 13.8 8.1 Volume (%) 1.3 2.0 (8.1) (0.4) * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.   Non - GAAP measures In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below). Underlying sales growth (USG) Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 8 and 9. Underlying price growth (UPG) Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 8 and 9. Underlying volume growth (UVG) Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 8 and 9.   Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'will continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements appear in a number of places throughout this document and are based upon the intentions, beliefs, current expectations and assumptions regarding anticipated developments and other factors affecting the Group. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. In addition, even if the results are consistent with the forward-looking statements contained in this announcement, those results may not be indicative of results in subsequent periods. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the Russia/Ukraine war. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any intention or obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written and oral forward-looking statements attributable to either the Group or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.   Enquiries   Media: Media Relations Team Investors: Investor Relations Team UK '+44 78 2527 3767 lucila.zambrano@unilever.com investor.relations@unilever.com or '+44 77 7999 9683 jonathan.sibun@teneo.com NL '+31 62 375 8385 marlous- den.bieman@unilever.com or '+31 61 500 8293 fleur-van.bruggen@unilever.com After the conference call on 26 October 2023 at 8:30 AM (UK time), the webcast of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results.   This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. 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